CONSOLIDATION SERVICES, INC.
2300 West Sahara Drive
Suite 800
Las Vegas, NV  89102

July 26, 2011

Donna DiSilvio
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:	Consolidation Services, Inc.
File No. 333-142105

1.
We note your response to comment two of our letter dated April 26, 2011.  Your third party equipment appraisal and third party reserve valuation were apparently complete at the time you filed your Form 8K/A on July 20, 2010 reporting a fair value of $7,421,910 for the assets acquired.  You are not disclosing in your Form 10-K for the year ended December 31, 2010 a fair value for these same assets of $4,355,163 as of the date acquired on April 1, 2010.  Given the significant difference in the initial fair value reported for the assets acquired of $7,41,910 and the revised fair value of $4,355,163, both of which were based on third party valuations, it appears there was an error in the initial fair value reported.  Please amend your periodic reports to provide disclosure of your correction of this error, if applicable, or advise us of the reasons for the change in fair value of the assets acquired including but not limited to, what new information was obtained.  Please see FASB ASC 250-10-50-7 to 10.

RESPONSE

Estimating oil and gas reserves is a complex process requiring the knowledge and experience of a reservoir engineer. In general, the quality of the estimate of proved reserves for an individual reservoir depends on the availability, completeness, and accuracy of data needed to develop the estimate and on the experience and judgment of the reservoir engineer. Estimates of proved reserves invariably change over time as additional data become available and are taken into account. The magnitude of changes in these estimates is often substantial. Because oil and gas reserve estimates are more imprecise than most estimates that are made in preparing financial statements, they are based on the historical information available at the time and considering the nature of such reserve estimates.

During the preparation of the Reserve Report for April 1, 2010, the Company:

    a.    inquired about whether the person who estimated the entities' reserve quantity information has appropriate qualifications.
    b.    compared the recent production with its reserve estimates for properties that have significant production or significant reserve quantities and inquire about disproportionate ratios.
    c.    compared the reserve quantity information with the corresponding information used for depletion and amortization, and made inquiries when differences existed.
    d.    inquired about the calculation of the standardized measure of discounted future net cash flows;
    e.    inquired about the Company’s plans for expansion and cost of new drilling sites and new production within the next 6 to 8 months.
    f.    discussed the pricing of the reserve values using a 12-month average, among many other things.

In the preparation of the April 1, 2010 Reserve Report, the Company had no prior reserve report and had to use historical data gathered by the private companies on which the Reserve Engineer could rely.  Therefore, the process of identifying production was remedial where as each production was based on well productions provided by operation companies’ information, cancelled checks or when the Company did not have sufficient information on historical production the Reserve Engineer would use estimates provided by long-standing operating personnel to base some of their knowledge of estimates.

In the Reserve specification for the April 1, 2010 report the Company addressed estimates based on commitments of receiving significant financing through committed financing agreements.  These committed financing agreements were to fund the Grayson acquisition (See Form 8-K filed on October 15, 2010).  These financing agreements were also to provide funding for the expansion of 5 new wells and to begin the process of repairing and expanding currently pluged oil wells.  That additional financing was designated to also to start the gas well production of nearly 19 wells located in Tennessee.  These estimates of financing and expansion were considered in the preparation of the April 1, 2010 reserve report.

In the preparation of the December 31, 2010 Reserve Report, the Company’s financing commitments failed (See Form 8-K filed on December 31, 2010).  When preparing the reserve report for that period the Company excluded the gas well expansion, the five new wells, and the repair and expansion of plug wells in their production model.  Also the Company was able to rely up on more recent historical production rather than the remedial estimates that were applied in the April 1, 2010 report.  In December 31, 2010 the Company changed its report and applied the new information to the year-end reserve report.

In accordance with 805-10-55-16 Paragraphs 805-10-25-14 through 25-19 and 805-10-30-2 through 30-3 discuss requirements related to the measurement period in a business combination. ASC 805 allows the measurement date to be extended if the initial accounting for the business combination was incomplete and new information was applied.   The Company acknowledges that the Reserve Report completed for April 1, 2010 was based on assumptions and expected outcomes that were not fulfilled due to business financing arrangements that were not fulfilled and subsequently had to rely upon the assumptions of the December 31, 2010 reserve report.  Paragraph 805-10-25-13 requires that the acquirer recognize in its financial statements provisional amounts for the items for which the accounting is incomplete during the measurement period.  805-10-25-17 requires the acquirer to recognize such adjustments as if the accounting for the business combination had been completed at the acquisition date.

In accordance with 802-10-25-17 the Company agrees that the Reserve Report completed December 31, 2010 better reflects the company’s assumptions and business expectations and will reflect oil and gas properties to the values noted in our Reserve Report.  Below is the Business Combination Footnote as follows:

Purchase Price Allocation	April 1, 2010
Consideration:
Equity instruments (22,786,872 common shares of Consolidation Services, Inc. value based on appraisals)	$4,355,170
Recognized amounts of identifiable assets acquired:
Support equipment	735,000
Oil &gas Properties:
Proved developed producing reserves	1,218,670
Proved non-producing reserves	526,830
Proved undeveloped reserves	1,544,210
Probable reserves	330,460
Goodwill	-
Total assets	$4,355,170
Fair value of total assets	$4,355,170

The Company further agrees that the previously issued 10Qs for June 30, 2010 and September 30, 2010 will be amended to reflect this change in the valuation of our Reserve Report.

2.
We note your disclosure in your Form 10-K for the year ended December 31, 2010 that you recognized impairment of the goodwill recorded in the acquisition immediately.  Please explain how the consideration transferred represented fair value in light of your immediate write-off of the goodwill recognized.  Further, please advise us of the accounting literature supporting your immediate recognition of the goodwill impairment recorded.

RESPONSE:

Goodwill is a residual intangible asset that arises from business acquisitions where the amount paid for the company exceeds the fair value of the identifiable net assets of that company. According to Financial Accounting Standards Board ACS Topic 350, Intangibles – Goodwill and Other, goodwill is not amortized but is instead tested for impairment at the reporting unit level at least annually. Impairment exists when a reporting unit’s goodwill carrying amount exceeds its fair value.

The Company reported goodwill for the difference between the stock price times the common stock issued of $15,267,204 in the business combination.  However, at December 31, 2010 the Company’s market cap, based on a $0.23 share price, was approximately $9.7 million which was less than the goodwill balance of $10.9 million, indicating impairment.

The Company determined the implied fair value of goodwill to be zero based up on the December 31, 2010 reserve report for the oil and gas properties, which are the Company’s only substantive asset as of December 31, 2010.  Therefore the entire goodwill balance is zero as noted in the Business Combination Footnote above.  The Company will amend the Form 10-K at 12/31/2010 to remove the impairment of goodwill as goodwill should not have been recorded or impaired under the new and final valuation of $4.3 million.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pamela Thompson

Pamela J. Thompson
Chief Financial Officer